SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Veramark Technologies, Inc.

(Name of Issuer)

Common Stock, $0.10 Par Value

(Title of Class of Securities)

923351100

(CUSIP Number)

Martin D. Wolf

Varsity Acquisition, LLC

4000 Executive Parkway, Suite 515

San Ramon, CA 94583

(925) 355-0110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting persons. Varsity Acquisition, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 255,023
	8.	Shared voting power 0
	9.	Sole dispositive power 255,023
	10.	Shared dispositive power
11.	Aggregate amount beneficially owned by each reporting person 255,023
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 2.37%[1]
14.	Type of reporting person (see instructions) OO

[1]	Based on 10,752,406 shares outstanding as of February 28, 2013 as stated in Veramark’s Form 10-K for the year ended December 31, 2012.

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.10 per share (the “Shares”), of Veramark Technologies, Inc., a Delaware corporation (“Veramark”), whose principal executive offices are located at 1565 Jefferson Road, Rochester, New York 14623.

Item 2.	Identity and Background

Information as to each of these individuals is set forth below:

(a) This Schedule 13D is filed on behalf of Varsity Acquisition, LLC, a Delaware limited liability company (“Varsity). A chart setting forth the name of each member and executive officer of Varsity is attached hereto as Schedule A and is incorporated herein by reference.

(b) The location of the principal office of Varsity is 4000 Executive Parkway, Suite 515, San Ramon, California 94583. A chart setting forth the business address of each member and executive officer of Varsity is attached hereto as Schedule A and is incorporated herein by reference.

(c) Varsity’s principal business is investment in telecommunications and related investments. A chart setting forth the present principal occupation of each member and executive officer of Varsity is attached hereto as Schedule A and is incorporated herein by reference.

(d) During the last five years, neither Varsity nor any of the persons listed on Schedule A have been convicted in a criminal proceeding.

(e) During the last five years, neither Varsity nor any of the persons listed on Schedule A have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Varsity is a Delaware limited liability company. The persons listed on Schedule A are all citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Shares of Veramark to which this Schedule 13D relates were acquired by Varsity with personal funds.

Item 4.	Purpose of Transaction

Merger Agreement and Tender Offer

On April 30, 2013, Varsity, All Big Ten Holdings, Inc., a Delaware limited liability company (“Merger Sub”), and Veramark entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Varsity intends to commence a cash tender offer (the “Offer”) to purchase all outstanding Shares at a price of $.98 per share, net (the “Offer Price”). Following the completion of the Offer and the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, (i) Merger Sub will, in accordance with the General Corporation Law of the State of Delaware, be merged with and into Veramark, and Veramark shall continue as the surviving corporation (the “Surviving Corporation”) of the merger (the “Merger”), and (ii) each Share that is not tendered and accepted pursuant to the Offer (other than Shares owned by Varsity, Merger Sub, or Veramark, any Shares held by stockholders who validly exercise their appraisal rights in connection with the Merger, or any Shares which stockholders roll over in exchange for equity in Varsity (such rollover shares, the “Rollover Shares”)) will be converted into the right to receive in cash an amount per share equal to the Offer Price. The purpose of the Offer and the Merger is to enable Varsity to acquire control of Veramark by acquiring all of the outstanding Shares.

Pursuant to the terms of the Merger Agreement, Veramark has granted to Merger Sub an irrevocable option (the “Top-Up Option”) to purchase at a price per share equal to the Offer Price up to the number of newly issued Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Varsity and Merger Sub, constitutes one Share more than 90% of the Shares of Veramark common stock outstanding immediately after the issuance of such Shares. The exercise of the Top-Up Option is subject to the terms and conditions set forth in the Merger Agreement, including there being sufficient authorized Shares available for issuance. The purpose of the Merger is for Varsity to acquire all Shares not purchased pursuant to the Offer.

Effective upon the closing of the Offer, Varsity will be entitled to designate the number of directors, rounded up to the next whole number, on Veramark’s board of directors that equals the product of (i) the total number of directors on Veramark’s board of directors and (ii) the percentage that the number of Shares beneficially owned by Varsity and/or Merger Sub bears to the total number of Shares outstanding.

Upon consummation of the Merger, the directors of Veramark immediately prior to the Merger will be the directors of the Surviving Corporation. At the effective time of the Merger, (i) the certificate of incorporation of Veramark will be amended and restated in its entirety as set forth in the exhibits to the Merger Agreement, and (ii) the bylaws of Merger Sub as in effect immediately prior to the effective time of the Merger will be the bylaws of the Surviving Corporation.

The description of the Merger Agreement included in this Item 4 is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.

Additional Information and Where to Find It

The tender offer described herein has not yet commenced. This Schedule 13D and the exhibits attached hereto, and the descriptions contained herein, are neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Veramark. At the time the tender offer is commenced, Varsity will file with the SEC a Tender Offer Statement on Schedule TO, and Veramark will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Veramark stockholders and other investors are strongly advised to read the tender offer materials (including the Offer to Purchase, the related Letter of Transmittal, and certain other tender offer documents) and the Solicitation/Recommendation Statement, when filed, because they will contain important information which should be read carefully before any decision is made with respect to the tender offer. The Tender Offer Statement and the Solicitation/Recommendation Statement, when filed, will be available for free at the SEC’s website at www.sec.gov. Free copies of these material and certain other tender offer documents will be made available by the information agent for the tender offer.

Item 5.	Interest in Securities of the Issuer

(a) Varsity owns 255,023 Shares, which constitutes approximately 2.37% of Veramark’s outstanding Shares, based on 10,752,406 shares outstanding as of February 28, 2013 as stated in Veramark’s Form 10-K for the year ended December 31, 2012. The persons set forth on Schedule A do not own any Shares.

(b) Varsity has the sole power to vote or to direct the vote of, and the sole power to dispose of or direct the disposition of, 255,023 Shares. Varsity has no shared power to either vote or dispose of the Shares.

(c) Neither Varsity nor the persons set forth on Schedule A has had any transactions in the Shares within the past 60 days.

(d) To the knowledge of Varsity, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed in this Schedule 13D, neither Varsity nor, to the knowledge of Varsity, any person listed on Schedule A hereto, has any contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to any securities of Veramark, other than the Merger Agreement and ancillary agreements executed in connection with the Merger Agreement.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

1	Agreement and Plan of Merger, dated April 30, 2013, among Varsity Acquisition, LLC, All Big Ten Holdings, Inc., and Veramark Technologies, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Veramark Technologies, Inc. on May 2, 2013).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2013	/s/ Martin D. Wolf
Martin D. Wolf Chairman and Chief Executive Officer

SCHEDULE A

MEMBERS AND EXECUTIVE OFFICERS OF VARSITY ACQUISITION, LLC

Member:

Martin D. Wolf

President of Martin Wolf M&A Advisors

4000 Executive Parkway, Suite 515

San Ramon, California 94583

Citizenship: U.S.A.

Executive Officers:

Martin D. Wolf

4000 Executive Parkway, Suite 515

San Ramon, California 94583

Chairman and Chief Executive Officer of Varsity Acquisition, LLC

Citizenship: U.S.A.